

10035623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-48744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **CCO Investment Services Corp.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 State Street
(No. and Street)

Boston	**Massachusetts**	**02109**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Cuccia	**(617) 994-7582**
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 Berkeley Street	**Boston**	**Massachusetts**	**02116-5022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/19/2010

CCO INVESTMENT SERVICES CORP.

(SEC I.D. No. 8-48744)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2009,
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed Pursuant to Rule 17a 5(e)(3) as a **PUBLIC DOCUMENT**

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

TABLE OF CONTENTS

Page

This report ** contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Gary Cuccia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCO Investments Services Corp, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President CFO
Title

Notary Public





KRISTINA B. MAGEE
Notary Public
Commonwealth of Massachusetts
My Commission Exp. Jan. 17, 2014

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
CCO Investment Services Corp.:

We have audited the accompanying statement of financial condition of CCO Investment Services Corp. (the "Company"), a wholly owned subsidiary of Citizens Financial Group, Inc., as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, and i listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2010

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
(In thousands, except share figures)

ASSETS

Cash and cash equivalents	$ 15,504
Restricted cash - deposits with clearing organization	70
Commission receivable	4,234
Fees receivable	2,999
Due from affiliates	1,104
Net deferred tax asset	1,711
Furniture, equipment and software (Cost of $6,821 — net of $5,674 of accumulated depreciation)	1,147
Employee advances	8,725
Other assets	1,306
TOTAL	$ 36,800

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 57
Payable to insurance carriers	1,287
Accrued incentive compensation	5,062
Accrued expenses and other liabilities	5,567
Total liabilities	11,973
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 8,000 shares; issued and outstanding, 100 shares	
Additional paid-in capital	17,500
Retained earnings	7,327
Total stockholder's equity	24,827
TOTAL	$ 36,800

See notes to financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009
(In thousands)

REVENUE:	
Commissions	$ 69,732
Fees	3,737
Syndication Fees	3,638
Insurance commission	3,476
Trading	2,891
Interest	56
Total revenue	83,530
EXPENSES:	
Employee compensation and benefits	46,987
Services and management fee to Parent	8,215
Clearing fees	4,077
Occupancy and equipment	2,357
Other outside service fees	2,039
Legal and audit	1,595
Travel and entertainment	706
Communications	470
Other expenses	1,678
Total expenses	68,124
INCOME BEFORE INCOME TAXES	15,406
INCOME TAX	5,850
NET INCOME	$ 9,556

See notes to financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009
(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2009	$ -	$ 17,500	$ 6,071	$ 23,571
Net income			9,556	9,556
Dividends to Parent			(8,300)	(8,300)
BALANCE — December 31, 2009	$ -	$ 17,500	$ 7,327	$ 24,827

See notes to financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 9,556
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of employee loan advances	2,223
Depreciation and amortization on fixed assets	606
Deferred income taxes	(1,089)
Changes in operating assets and liabilities:	
Increase in commissions receivable	(1,796)
Increase in fees receivable	(869)
Increase in due from affiliates	(1,104)
Increase in other assets	(242)
Increase in due to affiliates	10
Decrease in payable to insurance carriers	(2,034)
Increase in accrued incentive compensation	1,338
Increase in accrued expenses, and other liabilities	2,831
Net cash provided by operating activities	9,430
CASH FLOWS FROM INVESTING ACTIVITIES:	
Employee loan advances	(3,898)
Purchase of furniture, equipment, and software	(156)
Net additions to restricted cash balance	(20)
Net cash used in investing activities	(4,074)
CASH FLOWS FROM FINANCING ACTIVITIES — Dividends paid to Parent	(8,300)
DECREASE IN CASH AND CASH EQUIVALENTS	(2,944)
CASH AND CASH EQUIVALENTS — Beginning of year	18,448
CASH AND CASH EQUIVALENTS — End of year	$ 15,504
SUPPLEMENTAL CASH FLOW DISCLOSURES — Income tax payments	$ 5,850

See notes to financial statements.

1. NATURE OF OPERATIONS

CCO Investment Services Corp. (the "Company"), a Rhode Island corporation incorporated on September 21, 1995, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of RBS Citizens N.A. (the "Parent"), which is a wholly owned subsidiary of Citizens Financial Group, Inc. (CFG). CFG is a wholly owned subsidiary of the Royal Bank of Scotland Group plc (RBSG). On December 1, 2008, the UK Government became the ultimate controlling party of RBSG. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. The Company commenced operations on January 19, 1996, and distributes and sells mutual funds and provides certain insurance, securities, brokerage, and investment advisory services.

In 2009 the Company dissolved its two subsidiaries, Citizens Financial Services Insurance Agency, Inc. and Citizens Insurance Agency Inc. These insurance subsidiaries had been established to comply with insurance regulations of New York and Massachusetts. New York and Massachusetts changed insurance regulation and separate legal entities are no longer required.

The Company introduces brokerage transactions for clearance and execution services to National Financial Services Corporation (NFSC), an unrelated third party. The agreement between the Company and NFSC provides that the Company is obligated to assume an exposure related to nonperformance by its customers, thus exposing the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from NFSC on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary and reserving for doubtful accounts when necessary.

The Company's customer base is primarily concentrated in New England, Pennsylvania, New York and the Midwest. Revenues are dependent, in part, on customers' investing patterns and requirements, which may vary with changes in the local and national economies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements include the accounts of the Company and are prepared in conformity with accounting policies generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to accrued incentive compensation, fees receivable and contingencies.

Revenue Recognition — Commission income represents commissions received from sales of mutual fund units and fixed and variable annuities. The Company recognizes commission income on mutual fund shares at the time the mutual funds are sold. These mutual funds also have an asset-based fee (12b-1 fee) that is charged to the fund over a stated period. The Company recognizes 12b-1 fees when the fees are earned.

Insurance commission income represents commissions received from sales of various insurance products and are recognized when the insurance products are sold to customers.

The Company assesses fees to customers for IRA and inactivity fees, which are accrued in the period in which they are earned. Trading revenue relates to income received from the purchases and sales of customer securities.

Syndication fees relate to referral fees received from RBS Securities Inc. for services of introducing clients to underwritings of SEC registered securities and loans. Revenue is recognized when the transaction is closed.

Cash and Cash Equivalents — For the purposes of reporting cash flows, balances include cash and money market accounts with an average maturity of less than 90 days. At December 31, 2009, cash equivalents included $11,081 of money market mutual funds, for which fair value approximates cost and represents a Level 1 fair value measurement under the fair value hierarchy.

Deposits at Clearing Organization — Represents the cash account balance that is required to be maintained at NFS in connection with that organization's clearing services agreement.

Employee Advances — To recruit and retain financial consultants, the Company offers employee advances to financial consultants who meet specific criteria. Advances paid to financial consultants are charged to employee compensation and benefits on a straight line basis over a five year period. Should a financial consultant leave employment of the Company before the end of the fifth year of employment, the remaining balance of the advance would be repayable to the Company. The Company records a reserve for advances made to financial consultants who have left the Company prior to full amortization of the note. The reserve for uncollectible employee advances totaled $343 at December 31, 2009.

Fair Value of Financial Instruments — All financial instruments, including receivables and payables, on the Company's statement of financial condition are carried at fair value or at amounts that approximate fair value.

New Accounting Pronouncements — In May 2009, the Financial Accounting Standards Board ("FASB") issued a standard addressing accounting for and disclosing events that occur after the balance sheet date but before financial statements are issued or available to be issued. The standard is effective for reporting periods ending December 31, 2009; the subsequent events disclosures are included in Note 9 to the financial statements.

In June 2009, the FASB issued a standard which provides that the Accounting Standards Codification ("ASC") is the single source of authoritative accounting principles generally accepted in the United States of America. The FASB ASC is effective for interim and annual periods ending after September 15, 2009 and is designed to simplify access to all authoritative literature by providing a topically organized structure. Its adoption did not have a material impact on the Company's financial statements.

3. TRANSACTIONS WITH RELATED PARTIES

At December 31, 2009, the Company maintained $10,266 in demand deposit accounts which consists of Cash and Cash Equivalents with its Parent.

The Company has entered into investment services agreements with its Parent. The Company provides securities brokerage and investment advisory services to customers at branches of the Parent. The Parent provides support services to the Company and allocates direct and indirect costs attributable to the Company. Such costs include, but are not limited to costs of the bank personnel servicing the Company, communication and data line expenses, data center and technology, audit and general overhead. For the year ended December 31, 2009, the total fees incurred were $8,215, which were included in Services and management fee to Parent. In addition, $1,498 in occupancy charges were also paid to the Parent. Operating costs of the Company are paid by CFG and are reimbursed by the Company on a monthly basis based on estimates on expenses of the prior month. Such costs are recorded and settled on a monthly basis.

The Company has entered into a services agreement with RBS Securities Inc., a division of RBSG, for the purpose of providing referral services for introducing clients to underwritings of SEC registered securities offerings and loan products. In 2009, the Company received referral fees of $3,638 and incurred expenses of $291.

Employees of the Company are covered under the pension and postretirement benefit plans sponsored by CFG. For the year ended December 31, 2009, the expense charged to the Company for retirement benefits was approximately $424, which has been included as a component of Employee compensation and benefits expense.

4. FURNITURE, EQUIPMENT, AND SOFTWARE

Furniture, equipment, and software are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the assets, typically three to five years.

	Cost
Furniture	$ 1,026
Equipment	2,107
Software	3,688
	6,821
Less accumulated depreciation and amortization	(5,674)
Furniture, equipment, and software — net	$ 1,147

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2009, the Company had net capital of $7,332, which was in excess of the required net capital of $798 by $6,534. The Company's ratio of aggregate indebtedness to net capital was 1.63-to-1.

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(ii) of that rule.

6. INCOME TAXES

The Company, along with other affiliates, is included in the consolidated federal return filed by CFG. Accordingly, the income tax expense or benefit is allocated to the Company in a manner which is representative of how the Company would compute its provision as a separate entity. The Company settles its income tax provision/(benefit) with CFG by agreement through intercompany accounts. At December 31, 2009, the amount payable to CFG was approximately $2,490, which is included in accrued expenses and other liabilities.

The Company uses an asset and liability (balance sheet) approach for financial accounting and reporting of income taxes. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes for the year ended December 31, 2009, were as follows:

Current tax expense	$ 6,939
Deferred tax benefit	(1,089)
Total tax expense	$ 5,850

The effective income tax reconciliation for the year ended December 31, 2009, is as follows:

Tax at statutory rate	$ 5,392	35.00 %
State tax	406	2.64
Meals and entertainment	11	0.07
Other	41	0.26
Total	$ 5,850	37.97 %

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2009, are as follow:

Deferred tax asset — accrued expenses	$ 1,834
Deferred tax liability — depreciation	(123)
Net deferred tax asset	$ 1,711

At December 31, 2009, the Company believes that the net deferred tax asset is realizable and has not recorded a valuation allowance.

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service ("IRS") and various states, and is presently under examination by the IRS for the years 2006 through 2007. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the statement of income. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the statement of operations.

There were no uncertain tax positions relating to the Company as of and during the year ended December 31, 2009.

7. RISKS AND UNCERTAINTIES

The Company generates a significant portion of its revenues by providing securities and brokerage activities to domestic customers. Revenues for these services are transaction based. The Company also receives revenues based on customer's asset values. As a result, the Company's revenues could vary based on the performance of financial markets around the world.

The Company records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

8. CONTINGENCIES

The Company, from time to time, is involved in litigation or other proceedings related to customer claims and regulatory matters. The aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. Legal reserves have been established when it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Once established, reserves are adjusted when there is additional information available or when an event occurs requiring a change.

9. SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2009 through February 26, 2010, the date the financial statements were issued. The Company is not aware of any subsequent events which would require disclosure in the financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

SUPPLEMENTAL SCHEDULE — COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009
(In thousands)

	Unaudited Amount Per December 31, 2009 Amended Focus Report
COMPUTATION OF NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY	$24,827
DEDUCTIONS AND/OR CHARGES — Nonallowable assets:	
Commissions and fees receivable	3,395
Due from affiliates	1,104
Furniture and equipment	1,147
Other assets	1,173
Employee advances	8,725
Net deferred tax asset	1,711
Total nonallowable assets	17,255
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	7,572
HAIRCUTS ON SECURITIES — Money market	(240)
NET CAPITAL	$ 7,332
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIREMENT (Representing 6-2/3% of aggregate indebtedness)	$ 798
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER	$ 100
NET CAPITAL REQUIREMENT	$ 798
EXCESS NET CAPITAL	$ 6,534
COMPUTATION OF AGGREGATE INDEBTEDNESS	
AGGREGATE INDEBTEDNESS	$11,973
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	163 %

Note: There were no material differences between the above computation and the Company's corresponding unaudited amended FOCUS report filed on February 26, 2010.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Section (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
CCO Investment Corp.:

In planning and performing our audit of the financial statements of CCO Investment Services Corp. (the "Company"), a wholly owned subsidiary of Citizens Financial Group, Inc., as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2010

CCO Investment Services Corp.

(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

Financial Statements as of and for the Year Ended December 31, 2009, Supplemental Schedules as of December 31, 2009, and Independent Auditors' Report